UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FOMO WORLDWIDE, INC.

(Name of Issuer)

Series A Preferred

(Title of Class of Securities)

NA

(CUSIP Number)

Vikram Grover, 625 Stanwix St. #2504, Pittsburgh, PA 15222, (630) 708-0750

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 26, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90214L106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vikram Grover
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,533,333
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 5,533,333
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,533,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 90214L106	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to Series A Convertible Preferred Shares of FOMO WORLDWIDE INC. The address of the principal executive office of 831 W North Ave., Pittsburgh, PA 15233. Its phone number is (630) 708-0750 and website is www.fomoworldwide.com.

Item 2. Identity and Background.

This Schedule 13D is filed by Vikram Grover whose address is 625 Stanwix St. #2504, Pittsburgh, PA 15222. On March 5, 2019, Vikram Grover was named Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of the Company.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

On March 5, 2019, FOMO WORLDWIDE, INC. pka FOMO CORP. pka 2050 Motors, Inc. entered into an Employment Agreement with Vikram Grover appointing him President, Chief Financial Officer, Secretary and sole Director. As part of the Agreement, the Company’s former CEO and Director William Fowler transferred 2,000,000 Restricted Series A Preferred shares of the issuer to Mr. Grover on March 6, 2019. Subsequently, during 2023, Mr. Grover converted $11,000 accrued compensation into 3,533,333 Restricted Series A Preferred shares of the issuer.

Item 4. Purpose of Transaction.

Investment

Item 5. Interest in Securities of the Issuer.

Officer, Director, Active

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Employment letter between FOMO WORLDWIDE, INC. pka FOMO CORP. pka 2050 Motors, Inc. and Vikram Grover executed March 5, 2019.

Item 7. Material to Be Filed as Exhibits.

Employment letter between FOMO WORLDWIDE, INC. pka FOMO CORP. pka 2050 Motors, Inc. and Vikram Grover executed March 5, 2019*.

*Incorporated by reference to Form 13D and Form 8-K filed on March 6, 2019.

CUSIP No. 90214L106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOMO WORLDWIDE, INC.

/s/ Vikram Grover
Vikram Grover

CEO
Title

November 14, 2023
Date